

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 15, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

> **Re: LexinFintech Holdings Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 12, 2017**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed December 13, 2017**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed December 14, 2017**
> **File No. 333-221509**

Dear Mr. Xiao:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Challenges, page 4

1. Please revise the third bullet point in this section to explicitly reference the recent changes in regulation as discussed on pages 17 – 21 of your prospectus (e.g., the Notice on Regulating and Rectifying "Cash Loan" Business) and its related impact and potential uncertainty to your business as well as the resulting modifications to your business that

you have implemented.

2. Please revise your disclosure regarding your quality assurance program to clarify that you may discontinue the program in light of recent regulatory guidance as disclosed on page 16 of your prospectus.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Craig Yan Zeng
        Z. Julie Gao, Esq.